November 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Re:	Voya Financial, Inc. and Voya Holdings Inc.
Registration Statement on Form S-4 (File No. 333-228000)

Dear Mr. Gabor:

With respect to the above-referenced registration statement (the “Registration Statement”), and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it will be declared effective at 4 p.m. (Eastern Standard Time) on November 16, 2018, or as soon as practicable thereafter.

Please contact Craig B. Brod or Pamela L. Marcogliese of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2650 or (212) 225-2556, respectively, or via email at cbrod@cgsh.com or pmarcogliese@cgsh.com, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Very truly yours,

VOYA FINANCIAL, INC.

By:	/s/ Samantha L. Dow
Name:	Samantha L. Dow
Title:	Counsel

VOYA HOLDINGS INC.

By:	/s/ Samantha L. Dow
Name:	Samantha L. Dow
Title:	Counsel

cc:	Craig B. Brod

Cleary Gottlieb Steen & Hamilton LLP

(212) 225-2650

Pamela L. Marcogliese

Cleary Gottlieb Steen & Hamilton LLP

(212) 225-2556